Spring Valley Acquisition Corp. IV

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

January 29, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. IV
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-292884)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-292884) filed by Spring Valley Acquisition Corp. IV on January 28, 2026:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jason T. Simon of Greenberg Traurig, LLP at (703) 749-1386. Thank you for your assistance.

Sincerely,

/s/ Christopher Sorrells
Christopher Sorrells
Chief Executive Officer and Chairman